Exhibit 99.2
FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
INTELLIGENT SYSTEMS CORPORATION
4,478,971 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
Intelligent Systems Corporation
                                        , 2009
Dear Stockholder:
          This notice is being distributed by Intelligent Systems Corporation (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Daylight Time, on ______ ___, 2009 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase an aggregate of 4,478,971 shares of the Company’s Common Stock (the “Underlying Shares”). The Rights are described in the Company’s Prospectus, dated ______ ___, 2009 (the “Prospectus”).
          The Rights will expire, if not exercised, by 5:00 p.m., Eastern Daylight Time, on ______ ___, 2009, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).
          As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of the close of business on the Record Date.
          Each whole Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.70 per share (the “Subscription Price”).
          In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”) at the same Subscription Price of $0.70 per share for up to 500,000 additional shares of Common Stock if any shares are not purchased by other holders of subscription rights under their Basic Subscription Privilege as of the Expiration Date (the “Excess Shares”). Underlying Shares will only be awarded to you, however, if other holders of Rights do not subscribe for all the Underlying Shares available to them under their Basic Subscription Privilege.
          If there is an insufficient number of Excess Shares available to fully satisfy the over-subscription requests of holders of Rights, holders who exercised their Over-Subscription Privilege will receive the available shares pro rata in proportion to the number of Underlying Shares that holders of Rights who exercised their Over-Subscription Privilege purchased by exercising their Basic Subscription Privilege. In certain situations, allocating the remaining Excess Shares on this basis could result in your receiving an allocation of a greater number of shares than you subscribed for under your Over-Subscription Privilege. If this occurs, then we will allocate to you only the number of Underlying Shares for which you subscribed. We will allocate the remaining Excess Shares among all other holders exercising their Over-Subscription Privilege on the pro rata basis described above. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Privilege.
          If you do not receive the full number of Underlying Shares for which you subscribed, any excess subscription payment will be returned to you, without interest or deduction, promptly after the expiration of the rights offering.
          The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).
          Enclosed are copies of the following documents:
1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Intelligent Systems Corporation Subscription Rights Certificates; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.
          Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check drawn upon a United States bank payable to American Stock Transfer & Trust Company, as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at JP Morgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account No. 957-341326 American Stock Transfer FBO Intelligent Systems Corporation. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.
          Additional copies of the enclosed materials may be obtained from the information agent, Morrow & Co. LLC, at 470 West Avenue, Stamford, CT 06902, Telephone: (800) 607-0088 or (203) 658-9400.
Very truly yours,
INTELLIGENT SYSTEMS CORPORATION